

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

Via E-mail
Ian Toews
Chief Executive Officer
Vampt America, Inc.
2212 Queen Anne Avenue N.
Seattle, Washington 98109

> **Re: Vampt America, Inc. (fka Coronado Corp.)**
> **Form 8-K**
> **Filed May 11, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **Response dated July 6, 2012**
> **File: 000-53998**

Dear Mr. Toews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K

Item 1.01 Entry into a Material Definitive Agreement, page 2

Hold Period and Pooling Agreement, page 3

1. Please explain the term "consolidation".

Item 2.01 Completion of Acquisition or Disposition of Assets, page 5

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Industry Overview and Competitive Landscape, page 8

2. Please revise to include an Internet address for the data obtained by Symphony IRI Group, Inc. from April 2012 where investors can find the report or disclose how investors may otherwise obtain this report. If the report is not public, please provide us supplementally with a copy of the report.

Vampt Product and Market, page 9

3. Please describe the regulatory framework that requires products to adhere to a three-tier distribution system.

Security Ownership of Certain Beneficial Owners and Management, page 13

4. We note your response to comment 12 in our letter dated June 6, 2012. We also note from the disclosure on page 7 that Kalamalka Partners and the lenders, as a result of the merger, will hold in aggregate warrants to purchase 1,950,000 Coronado common shares until March 31, 2014. In addition, Kalamalka may convert funds it lends into Coronado common shares as provided in a transferable convertible warrant. Please tell us why you are not required to include Kalamalka in the beneficial ownership table pursuant to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1)(i).

Certain Relationships and Related Transactions, and Director Independence, page 20

Related Party Transactions of Vampt, page 20

5. We note your response to comment 17 in our letter dated June 6, 2012. We do not see the reference to the Barter and Marketing Service Agreement with VamptX in this section. Please revise or advise.

Item 3.02 Unregistered Sales of Equity Securities page 25

6. We note your responses to comments 19 and 21 in our letter dated June 6, 2012. Please provide the responses to these comments as soon as possible.

7. For issuances of securities in reliance upon Section 4(2) of the Securities Act, please expand the disclosure to address the financial sophistication of the investors.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 27

8. Please file as Exhibit 16 the letter from KPMG indicating whether it agrees with your disclosures concerning the change in accountants.

Exhibits

9. We note your response to comment 25 in our letter dated June 6, 2012. We do not see the schedules or exhibits identified in the agreement. In addition, Exhibit 10.15 appears to be missing the appendix. Please refile Exhibit 2.1, the merger agreement, and Exhibit 10.15, the technology transfer agreement, including all attachments, schedules, appendices or exhibits, or advise.

10. We note your response to comment 26 in our letter dated June 6, 2012. Exhibits 3.2 and 3.5 still appear to be filed in improper electronic format. Please file your exhibits properly with your next amendment.

11. We note your response to comment 28 in our letter dated June 6, 2012. Exhibit 10.12 does not appear to be executed by all parties. Please refile the agreement in complete executed form or advise.

Exhibit 99.1 Consolidated Financial Statements of Vampt Beverage USA, Corp as of and for the Fiscal Years Ended December 31, 2011

12. We note your response to comment 31 in our letter dated June 6, 2012 indicating that you plan to file the interim financial statements of Vampt by the end of the third week of July 2012. Please file these interim financial statements of Vampt Beverage USA, Corp. in your amendment to the Form 8-K pursuant to Rule 8-08 of Regulation S-X.

13. We note your response to comment 32 in our letter dated June 6, 2012 indicating that based on your interpretation of a Q&A Memo prepared by the Division of Corporation Finance, you believe that pro forma financial statements are not required. We refer you to Item 9.01 (c) of Form 8-K which contains specific financial statement requirements for shell companies that acquire or merge with operating companies. Accordingly, pro forma information giving effect to the merger with Vampt is required. For further information regarding our observations in the review of Form 8-K filed to report reverse mergers and similar transactions, please see CF Disclosure Guidance: Topic No.1 which you can find on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits

14. We note your response to comment 34 in our letter dated June 6, 2012. Exhibits 3.1 and 3.3 still appear to be filed in improper electronic format. Please file your exhibits properly with your next amendment.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Jenna Virk, Esq.